SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

------------------------------

SCHEDULE 14D-1
Tender Offer Statement Pursuant to Section 14(d)(1)
of the Securities Exchange Act of 1934

-----------------------

ML Media Partners, L.P.
	(Name of Subject Company)

Madison Liquidity Investors 104, LLC
(Bidder)

	LIMITED PARTNERSHIP INTERESTS
	(Title of Class of Securities)

	None
	(CUSIP Number of Class of Securities)

	--------------------------

		Copy to:
Ronald M. Dickerman
		Lance D. Myers, Esq.
Madison Liquidity Investors 104, LLC
		Cullen and Dykman
P.O. Box 7461
		177 Montague Street
Incline Village, Nevada 89452
		Brooklyn, New York 11201
(212) 687-0251
		(718) 780-0048
	(Name, Address and Telephone Number of
	Person Authorized to Receive Notices and
	Communications on Behalf of Bidder)

	Calculation of Filing Fee

	-----------------------------------------------------------------------
	-------------------

Transaction                                                 Amount of
Valuation                                                      Filing Fee

$13,958,250.00                                                  $2,791.65

---------------------------------------------------------------------

* For purposes of calculating the filing fee only. This amount assumes the purchase of 18,611 Limited Partnership Interests ("Units") of the subject company at
$750.00 in cash per Unit.

[   ]   Check box if any part of the fee is offset as
provided by Rule 0-11(a)(2) and
identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration Number:
Filing Party:
Date Filed:


CUSIP NO. None
14D-1
	       Page  1  of  3  Pages

1.      Name of Reporting Person
S.S. or I.R.S. Identification Nos. of Above Person
	Madison Liquidity Investors 104, LLC
134022656
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
(a)     [   ]
(b)     [X]
3.      SEC Use Only
4.      Sources of Funds (See Instructions)
WC, PF and OO
5.      Check if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(e) or
2(f)
[   ]
6.      Citizenship or Place of Organization
Delaware
7.      Aggregate Amount Beneficially Owned by Each Reporting Person
None.
8.      Check if the Aggregate in Row (7) Excludes Certain
Shares (See Instructions)
[   ]
9.      Percent of Class Represented by Amount in Row (7)
0.0
10.     Type of Reporting Person (See Instructions)
OO



Item 1. Security and Subject Company.
	(a)  This Schedule relates to limited
	partnership interests (the "Units") of ML
Media Partners, L.P. (the "Issuer"), the subject company.
The address of the Issuer's
principal executive offices is: World Financial Center, South Tower
 - 23rd Floor, New
York, New York 10080-6123.
(b)  This Schedule relates to the offer by Madison
Liquidity Investors 104, LLC
(the "Purchaser"), to purchase up to 18,611 Units for cash at a price equal to $750.00 per Unit less the amount of any cash distributions made on or after November 23, 1998, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November
23, 1998 (the "Offer to Purchase") and the related Agreement of Assignment and
Transfer, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.
 The Issuer had 187,994 Units outstanding as of June 30, 1998, according to its definitive proxy statement.
(c)  The information set forth under
the captions "Introduction-Establishment of the Offer Price" and "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.
Item 2. Identity and Background.
	(a)-(d)  The information set forth
	in "Introduction," "Certain Information
Concerning the Purchasers" and in Schedule I of the Offer to Purchase is incorporated herein by reference.
(e)-(g)  The information set forth
in "Certain Information Concerning
the
Purchasers" and Schedule I in the
Offer to Purchase is incorporated
herein by reference.
 Other than as set forth in the
Offer to Purchase, during the last
five years, neither the
Purchaser nor, to the best of the
knowledge of the Purchaser, any
person named on
Schedule I to the Offer to Purchase
nor any affiliate of the Purchaser
(i) has been
convicted in a criminal proceeding
(excluding traffic violations or
similar misdemeanors)
or (ii) was a party to a civil
proceeding of a judicial or
administrative body of competent
jurisdiction and as a result of such
proceeding were or are subject to a
judgment, decree
or final order enjoining future
violations of, or prohibiting
activities subject to, Federal
or State securities laws or finding
any violation of such laws.
Item 3. Past Contacts,
Transactions or Negotiations with
the Subject Company.
	(a)-(b) Not applicable.
Item 4. Source and Amount of
Funds or Other Consideration.
	(a)  The information set forth
under the caption "Source of Funds"
of the Offer
to Purchase is incorporated herein
by reference.
(b)-(c)  Not applicable.

CUSIP NO. None
14D-1
	       Page  2  of  3  Pages

Item 5. Purpose  of the Tender
Offer and Plans or Proposals of the
Bidder.
	(a)-(e) and (g)  The
information set forth under the
caption "Future Plans" in the
Offer to Purchase is incorporated
herein by reference.
(f)  Not applicable.
Item 6. Interest in Securities
of the Subject Company.
	(a) and (b)  The information
set forth in "Certain Information
Concerning the
Purchaser" of the Offer to Purchase
is incorporated herein by reference.
Item 7. Contracts, Arrangements,
Understandings or Relationships with
Respect to the
Subject Company's Securities.
	The information set forth in
"Certain Information Concerning the
Purchaser?
of the Offer to Purchase is
incorporated herein by reference.
Item 8. Persons Retained,
Employed or To Be Compensated.
	None.
Item 9. Financial Statements of
Certain Bidders.
	Not applicable.
Item 10.        Additional Information.
	(a)  None.
(b)-(c)  The information set forth
in "Certain Legal Matters" of the
Offer to
Purchase is incorporated herein by
reference.
(d)  None.
(e)  None.
(f)  Reference is hereby made to the
Offer to Purchase and the related
Agreement of Assignment and
Transfer, copies of which are
attached hereto as Exhibits
(a)(1) and (a)(2), respectively, and
which are incorporated herein in
their entirety by
reference.
Item 11.        Material to be Filed as
Exhibits.
(a)(1)  Offer to Purchase dated
November 23, 1998
(a)(2)  Agreement of Assignment
and Transfer
(a)(3)  Form of Letter to
Unitholders dated November 23, 1998
(a)(4)  Form of Advertisement
(if applicable)
(b)-(f) Not applicable.



SIGNATURES

After due inquiry and to the best of
my knowledge and belief, I certify
that the
information set forth in this
statement is true, complete and
correct.

Dated:  November 23, 1998


Madison Liquidity Investors 104, LLC
By Ronald M. Dickerman, Managing
Director


By:     /s/ Ronald M. Dickerman
Ronald M. Dickerman, Managing
Director



	EXHIBIT INDEX
Exhibit         Description

(a)(1)          Offer to Purchase
dated November 23, 1998
(a)(2)          Agreement of
Assignment and Transfer
(a)(3)          Form of Letter to
Unitholders dated November 23, 1998
(a)(4)          Form of
Advertisement (if applicable)




CUSIP NO. None
 14D-1
	       Page  3  of  3  Pages